Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 23, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION AND WACHOVIA

[FIRST UNION LOGO]                                               [WACHOVIA LOGO]


For Immediate Release
                              Media Contact:
                              First Union:    Ginny Mackin         704-383-3715
                                              Mary Eshet           704-383-7777
                              Wachovia:       Ed Hutchins          336-732-4200
                                              Jay Reed             336-732-5855

                              Investor Contact:
                              First Union:    Alice Lehman         704-374-4139
                              Wachovia:       Robert S. McCoy Jr.  336-732-5926
                                              Marsha L. Smunt      336-732-5788


              ISS RECOMMENDS FIRST UNION AND WACHOVIA SHAREHOLDERS
              ----------------------------------------------------
                            VOTE FOR MERGER OF EQUALS
                            -------------------------
      Proxy Monitor Inc. Also Endorses First Union and Wachovia Combination
      ---------------------------------------------------------------------

CHARLOTTE AND WINSTON-SALEM N.C., July 23, 2001 - First Union Corporation (NYSE:
FTU) and Wachovia Corporation (NYSE: WB) announced today that two highly regarded independent stockholder advisory organizations have recommended that shareholders vote for the Wachovia and First Union merger of equals.

Institutional Shareholder Services Inc. (ISS), the nation's leading independent stockholder advisory organization, issued a report recommending that Wachovia shareholders and First Union shareholders vote for the proposed merger between the two companies at Wachovia's annual shareholder meeting on August 3, 2001, and at First Union's annual shareholder meeting on July 31, 2001.

In its report, ISS made several points on the long-term strategic merits of the First Union/Wachovia combination. ISS said:

     o "We believe that Wachovia shareholders would be best served voting in favor of the pending First Union transaction."

     o "It appears fair to conclude that Wachovia has all along sought something more along the lines of a "strategic partnership"--a transaction designed to enhance Wachovia's market position, growth potential, and operating strategy, and thereby generate long-range shareholder value--than a one-time sale designed to maximize immediate shareholder returns."

     o "We conclude that the merger agreement executed by Wachovia and First Union deserves shareholder support...Furthermore, the weight of the evidence suggests that Wachovia's board was adequately informed when it approved the MOE agreement. In the absence of a proposal that offers a substantial short-term premium or a clearly more compelling strategic position than does the First Union deal, therefore, we believe that shareholders are best served trusting the judgment of their directors, of whom 13 (of 15) are independent."

ISS is the world's largest provider of proxy voting and corporate governance services. It serves more than 700 institutional and corporate clients throughout North America and Europe. ISS analyzes proxy proposals and issues vote recommendations for more than 10,000 U.S. and 10,000 non-U.S. shareholder meetings each year.

Proxy Monitor Inc., another highly regarded independent advisory organization, also issued its recommendation that Wachovia shareholders vote for the First Union merger proposal, citing the following:

     o "We agree that this in-market merger of two strong regional banks could be beneficial to the company's long-term growth and that it provides significant opportunity for increased long-term share value in an industry replete with similar transactions as banks continue to join forces to compete in deregulated financial services markets.

     o "What's more, we have found no compelling reason to abandon a merger that, by all accounts, is fully and successfully underway, in favor of a potential deal that is risky at best."

     o And..."There is evidence that its strategic repositioning is working. Since January 2001, First Union's stock is up by approximately 26%, performing far better than the broader market (and SunTrust, for that matter, with a year to date return of 10%)."

In a joint statement, the two companies said, "We welcome these independent, third-party recommendations. Both reports represent another important milestone in the process of completing this merger of equals. The recommendations reflect an understanding of the compelling strategic and economic benefits of our merger.

"In our view, a merger of First Union and Wachovia would create one of the leading financial services companies in the United States and would provide superior value to shareholders of Wachovia and First Union. We believe that shareholders of both companies will enjoy immediate accretion in cash earnings per share as well as strong prospects for a higher valuation through expansion of the new Wachovia's price/earnings multiple. For Wachovia shareholders, we believe the new Wachovia would offer a better dividend than SunTrust's hypothetical dividend along with higher potential for dividend growth in the future.

"The appropriate steps are being taken to complete this transaction and create the new Wachovia in the very near future. We look forward to receiving regulatory approval shortly, and we look forward to both First Union's and Wachovia's shareholder meetings.

"Coming right on the heels of the North Carolina Business Court's resounding validation of the Wachovia board's decision-making process to merge with First Union, we believe the ISS and Proxy Monitor recommendations are further proof of the momentum behind our merger of equals.

"We greatly appreciate the strong and broad support that the merger is receiving from such diverse groups as employees, customers and community organizations. Every vote is important. We urge all Wachovia and First Union shareholders to vote for the First Union/Wachovia merger by returning the white proxy card."

First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking products and services can be accessed through www.firstunion.com.

Wachovia (NYSE:WB) is a major interstate financial holding company offering banking and financial services to individuals primarily in Florida, Georgia, North Carolina, South Carolina and Virginia and to corporations and institutions throughout the United States and globally. Wachovia Corporation is headquartered in Atlanta and Winston-Salem, N.C., and had assets of $74.8 billion at June 30, 2001. Wachovia's Web site is located at www.wachovia.com.

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).